FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                QUARTERLY REPORT

                  For the quarterly period ended June 30, 2001

                               INFICON HOLDING AG

                              INFICON Holdings Inc.
                 (Translation of Registrant's Name Into English)
                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F |X| Form 40-F |_|
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes |_| No |X|
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )


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

                                Table of Contents

--------------------------------------------------------------------------------

Balance Sheet..................................................................3
Income Statement...............................................................4
Cash Flow Statement............................................................5
Notes to condensed consolidated financial statements...........................6
Operating and Financial Review and Prospects..................................11
Quantitative and Qualitative Disclosure of Market Risk........................15
Submission of  Matters to a Vote of Security Holders..........................15
Signatures....................................................................17
Enclosure.....................................................................18


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

                               INFICON Holding AG

                           Consolidated Balance Sheets
                           (U.S. Dollars in Thousands)

                                                               December 31      June 30
                                                                  2000            2001
                                                                  ----            ----
Assets
Current assets:
  Cash and cash equivalents                                    $  28,700       $  27,063
  Trade accounts receivable, net                                  30,972          26,745
  Accounts receivable, affiliate                                   5,721           2,238
  Inventories                                                     22,218          21,276
  Other current assets                                             7,620           3,417
                                                               ---------       ---------
Total current assets                                              95,231          80,739

Property, plant and equipment, net                                13,941          14,205
Deferred income taxes                                             40,777          39,547
Other assets                                                       1,121           2,148
                                                               ---------       ---------
Total assets                                                   $ 151,070       $ 136,639
                                                               =========       =========

Liabilities and stockholders' equity
Current liabilities:
  Trade accounts payable, net                                  $   9,632       $   7,212
  Accounts payable, affiliate                                     18,354           1,594
  Accrued liabilities                                             10,341          13,775
  Income taxes payable                                             3,343           1,556
                                                               ---------       ---------
Total current liabilities                                         41,670          24,137

Long-term debt                                                       869             718

Stockholders' equity:
  Common stock (2,770,000 shares authorized; 2,315,000
   shares issued; par value CHF 10 (U.S.$5.63)                    13,033          13,033
  Additional paid-in capital                                      93,531          93,531
  Notes receivable from officers                                  (1,307)           (512)
  Retained earnings                                                5,273          15,107
  Accumulated other comprehensive loss                            (1,999)         (9,375)
                                                               ---------       ---------
Total stockholders' equity                                       108,531         111,784
                                                               ---------       ---------
Total liabilities and stockholders' equity                     $ 151,070       $ 136,639
                                                               =========       =========


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

                               INFICON Holding AG

                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                          Three Months Ended            Six Months Ended
                                               June 30                      June 30
                                          2000          2001           2000         2001
                                        ----------------------      ----------------------
Net sales                                $42,183      $ 37,833       $82,615      $ 87,019


Cost of sales                             20,617        20,348        40,706        45,121
                                        ----------------------      ----------------------
Gross profit                              21,566        17,485        41,909        41,898

Research and development                   2,807         3,141         5,384         6,063
Selling, general and administrative        9,733        10,573        18,749        23,176
                                        ----------------------      ----------------------
Income from operations                     9,026         3,771        17,776        12,659

Interest expense (income), net               153          (114)          241          (188)
Other expense (income), net                  472          (217)        1,325          (378)
                                        ----------------------      ----------------------
Income before income taxes                 8,401         4,102        16,210        13,225

Provision for income taxes                 2,047           930         4,098         3,391
                                        ----------------------      ----------------------

Net income                               $ 6,354      $  3,172       $12,112      $  9,834
                                        ======================      ======================

Basic net income per share               $  3.18      $   1.37       $  6.06      $   4.25

Diluted net income per share             $  3.18      $   1.37       $  6.06      $   4.25

See notes to consolidated financial statements.


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

                               INFICON Holding AG

                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in thousands)

                                                                                Six Months Ended
                                                                                     June 30
                                                                                2000          2001
                                                                           -------------------------

Cash flows from operating activities:
  Net income                                                                 $ 12,112       $  9,834
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization of property, plant and equipment              1,183          1,438
    Gain on disposal of property, plant and equipment                             (61)          (149)
    Deferred taxes                                                               (163)          (675)
    Changes in operating assets and liabilities:
     Trade accounts receivable                                                 (8,230)        (1,017)
     Inventories                                                                 (928)          (339)
     Other assets                                                                (447)         2,949
     Accounts payable                                                             336         (6,645)
     Accrued liabilities                                                        1,505          3,854
     Income taxes payable                                                       1,210         (1,021)
     Other liabilities                                                            482            197
     Accrued pension benefits                                                    (400)          (353)
                                                                           -------------------------
Net cash provided by operating activities                                       6,599          8,073

Cash flows from investing activities:

  Purchases of property, plant and equipment                                   (1,918)        (2,011)
  Proceeds from sale of property, plant and equipment                             846            149
                                                                           -------------------------
Net cash used in investing activities                                          (1,072)        (1,862)

Cash flows from financing activities:
  Payments on Promissory Notes                                                                   795
  Payment to Unaxis for Advances                                               (5,193)        (6,679)
  Payment on Long Term Debt                                                                     (151)
                                                                           -------------------------
Net cash used in financing activities                                          (5,193)        (6,035)
                                                                           -------------------------
Effect of exchange rate changes on cash and cash equivalents                      (92)        (1,813)
                                                                           -------------------------
Increase (decrease)  in cash and cash equivalents                                 242         (1,637)
Cash and cash equivalents at beginning of period                                  490         28,700
                                                                           -------------------------
Cash and cash equivalents at end of period                                   $    732       $ 27,063
                                                                           =========================


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

Note 1--Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

Note 2--Basis of Presentation

      The accompanying interim financial statements as of June 30, 2001, and for the three and six months ended June 30, 2001 and 2000, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. While the three and six months ended financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three and six months ended June 30, 2001 is not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

      The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

      The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2000.

Note 3--Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Note 4--Inventories

Inventories consist of the following (in thousands):

                                                          December 31    June 30
                                                          -----------    -------
                                                              2000         2001
                                                              ----         ----
  Raw material.......................................       $12,254      $11,449
  Work in process....................................         2,383        2,266
  Finished goods.....................................         7,581        7,561
                                                           --------     --------
                                                            $22,218      $21,276
                                                           ========     ========


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

Note 5--Derivative Financial Instruments

      On January 1, 2001, the Company adopted Financial Accounting Standards Board No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities, as amended by FASB Statement No. 137 & 138 ("FASB 137 & 138"). FASB 138 addresses a limited number of issues causing implementation difficulties for companies that are required to apply FASB 133. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings.

      The Company enters into foreign currency forward exchange contracts to hedge against certain future movements in foreign exchange rates that affect certain foreign currency denominated sales and purchase transactions. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. These forward contracts have a duration of not longer than one year. The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The company records all derivatives on the balance sheet at fair value. In accordance with FASB 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. The adoption of FASB 133, as of January 1, 2001, resulted in a cumulative after tax credit of U.S. $327 to comprehensive income. For the six months ended June 30, 2001, an after tax charge of U.S. $(319) was recorded to comprehensive income.

Note 6--Comprehensive Income

SFAS 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. The Company's comprehensive income was:


                                   Three Months Ended        Six Months Ended
                                   ------------------        ----------------
                                         June 30                  June 30
                                         -------                  -------
Thousands of dollars                2000         2001         2000      2001
                                  --------     --------    ---------  --------
Net earnings                       $6,354       $3,172      $12,112    $9,834
Cumulative effect of adopting           -            -            -       327
FASB 133
Adjustment for revaluation and          -         (71)            -     (319)
settlement of hedging contracts
Change in foreign currency
translation adjustments               343        1,138        (501)   (7,384)
                                  --------     --------    ---------  --------
  Comprehensive income             $6,697       $4,239      $11,611    $2,458
                                  ========     ========    =========  ========

Note 7-Segment Information

      INFICON is a global supplier of instrumentation for analysis, monitoring and control in the vacuum, semiconductor, refrigeration, and automotive markets, with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation, and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes two major product lines: in situ analysis and ultra clean processing. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes two major product lines: leak detection and vacuum measurement and components. These products are used in numerous markets including air conditioning, refrigeration, automotive and semiconductor manufacturing.

      Information on the Company's business segments was as follows (in thousands):


                                                   Three Months Ended             Six Months Ended
                                                   ------------------             ----------------
                                                         June 30                      June 30
                                                         -------                      -------
                                                     2000        2001            2000         2001
                                                     ----        ----            ----         ----
  Sales:
  Semiconductor vacuum instrumentation......      $16,295     $12,102         $31,991      $30,981
  General vacuum instrumentation............       25,888      25,731          50,624       56,038
                                             ------------------------     -------------------------

  Total sales...............................      $42,183     $37,833         $82,615      $87,019
                                             ========================     =========================

      Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                   Three Months Ended             Six Months Ended
                                                   ------------------             ----------------
                                                         June 30                      June 30
                                                         -------                      -------
                                                     2000        2001            2000         2001
                                                     ----        ----            ----         ----
Gross profit:
Semiconductor vacuum instrumentation               $9,511        $6,478         $18,644     $16,845
General vacuum instrumentation                     12,055        11,007          23,265      25,053
                                             --------------------------    ------------------------
Total gross profit                                $21,566       $17,485         $41,909     $41,898
                                             ==========================    ========================

Earnings before interest and taxes:
Semiconductor vacuum instrumentation               $4,888          $124          $9,391      $4,709
General vacuum instrumentation                      3,666         3,864           7,060       8,328
                                             --------------------------    ------------------------
Total earnings before interest and taxes           $8,554        $3,988         $16,451     $13,037
                                             ==========================    ========================

Depreciation and amortization:
Semiconductor vacuum instrumentation                 $365          $462            $675        $731
General vacuum instrumentation                        240           244             508         707
                                             --------------------------    ------------------------
                                                     $605          $706          $1,183      $1,438
                                             ==========================    ========================

Capital expenditures:
Semiconductor vacuum instrumentation                 $622          $531            $733      $1,114
General vacuum instrumentation                      1,048            81           1,185         897
                                             --------------------------    ------------------------
                                                   $1,670          $612          $1,918      $2,011
                                             ==========================    ========================

Sales by geographic location:(1)
United States                                     $17,810       $13,813         $29,293     $33,049
Europe                                             21,798        16,886          41,205      39,802
Other                                               2,575         7,134          12,117      14,168
                                             --------------------------    ------------------------
Total sales                                       $42,183       $37,833         $82,615     $87,019
                                             ==========================    ========================


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

                                                                  Periods Ended
                                                                  -------------
                                                     December 31,                  June 30,
                                                         2000                        2001
                                                   --------------             ---------------
Identifiable assets:
Semiconductor vacuum instrumentation                      $62,740                     $58,534

General vacuum instrumentation                             88,330                      78,105
                                                   --------------             ----------------
                                                         $151,070                    $136,639
                                                   ==============             ================

Long-lived assets:
Semiconductor vacuum instrumentation                      $27,743                     $31,878

General vacuum instrumentation                             28,096                      24,022
                                                   --------------             ----------------
                                                          $55,839                     $55,900
                                                   ==============             ================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location

Note 8--Historical and Pro Forma Net Income Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The average number of shares outstanding is based upon the capitalization of INFICON after the reorganization. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive. The Company does not have any dilutive common equivalent shares outstanding.

      The following table sets forth the computation of basic and diluted earnings per share:

                              Three Months Ended June 30,         Six Months Ended June 30,
                              ---------------------------         -------------------------
                                  2000              2001             2000              2001
                                  ----              ----             ----              ----
Numerator:
Numerator for basic
   and diluted
   earnings per
   share:
   Net income......             $6,354            $3,171          $12,112            $9,834
Denominator:
Denominator for
   basic and diluted
   earnings per
   share:
Weighted average
   shares outstanding        2,000,000         2,315,000        2,000,000         2,315,000
Earnings per share:
   Basic                         $3.18             $1.37            $6.06             $4.25
   Diluted.........              $3.18             $1.37            $6.06             $4.25

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward -Looking Statements

      Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

      INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

Recent Developments

      Approximately 32% of our sales during the three months ended June 30, 2001 were from our semiconductor vacuum instrumentation business. This is down from 39% during 2000 and the three months ended March 31, 2001. The decrease in semiconductor vacuum instrumentation sales can be attributed to the effects of reduced capital investment by semiconductor manufacturers and semiconductor equipment suppliers, triggered by a worldwide slowdown in demand for semiconductors and electronic products. This industry has historically experienced sudden changes in supply and demand for semiconductors and is also subject to rapid technological changes in semiconductor manufacturing processes. These factors are generally the cause of strong volatility of demand for semiconductor capital equipment. We believe that a global economic slowdown and a severe downturn in the semiconductor and related industries will continue to have a negative effect on our financial performance for the remainder of this year and we expect net sales for 2001 to be lower than in 2000.

Results of Operations for the Three Months Ended June 30, 2001 and 2000

      Net Sales

      Net sales decreased 10.3% to U.S. $37.8 million for the three months ended June 30, 2001 from U.S. $42.2 million for the three months ended June 30, 2000. This decrease is mainly due to lower sales of our semiconductor vacuum instrumentation products and the adverse impact of changes in currency exchange rates of U.S. $1.9 million, primarily with respect to the Euro and Japanese Yen
 . Sales in our general vacuum instrumentation business remained constant.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 25.7% to U.S.$12.1 million for the three months ended June 30, 2001 from U.S.$16.3 million for the three months ended June 30, 2000. This decrease resulted from lower demand for our in situ analysis products from semiconductor manufacturers and their suppliers in the United States and Asia and very low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe. Furthermore we also are seeing reduced demand for our thin film monitors from fiber optic equipment suppliers due to weaker demand for telecommunication equipment.

      General Vacuum Instrumentation Segment. Net sales remained almost constant at U.S. $25.7 million for the three months ended June 30, 2001 from U.S. $25.9 million for the three months ended June 30, 2000. We continue to see increased demand for our leak detection products from our refrigeration, air-conditioning and automotive customers. This increase was offset by reduced demand for our vacuum control products from optical storage, data storage and flat panel display customers.

      Gross Profit

      Gross profit decreased by 18.9% to U.S. $17.5 million or 46.2% of net sales for the three months ended June 30, 2001 from U.S. $21.6 million or 51.1% of net sales for the three months ended June 30, 2000. This decrease in gross profit resulted primarily from the decrease in net sales. The decrease in gross profit margins was mostly caused by a shift towards lower margin products and lower utilization of our manufacturing capacity.

      Research and Development

      Research and development costs increased by 11.9% to U.S.$3.1 million, or 8.3% of net sales, for the three months ended June 30, 2001 from U.S.$2.8 million, or 6.7% of net sales, for the three months ended June 30, 2000. This increase was caused by increased compensation and project expense and is in line with our plan to continue our investment in technology development and engineering.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 8.6% to U.S.$10.6 million, or 27.9% of net sales, for the three months ended June 30, 2001 from U.S.$9.7 million, or 23.1% of net sales, for the three months ended June 30, 2000. This increase is primarily due to higher compensation expense for increased headcount and expenses related to being a public company. (This additional expense, related to being a public company, has been offset by a reduction in other expense/income explained below). Furthermore we incurred lower expenses in the second quarter of 2001 compared to the first quarter due to the introduction of several cost-reduction measures. These actions resulted in savings of travel related expense , outside services, bonus and commission expense and vacation accrual expense.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S.$3.8 million, or 10.0% of net sales, for the three months ended June 30, 2001 from U.S.$9.0 million, or 21.4% of net sales, for the three months ended June 30, 2000.

      Other Expense/Income

      Other income was U.S. $0.2 million, or 0.6% of net sales, for the three months ended June 30, 2001 from other expense of U.S. $0.5 million, or 1.1% of net sales, for the three months ended June 30, 2000. This reduction in expense primarily relates to the elimination of a management fee of U.S. $ 0.3 million charged by Unaxis in 2000.

      Provision for Income Taxes

      Provision for income taxes decreased to U.S.$0.9 million, or 22.7% of income before income taxes for the three months ended June 30, 2001 from U.S.$2.0 million, or 24.4% of income before taxes, for the three months ended June 30, 2000. This decrease resulted from a decrease in taxable income and the change in the effective tax rate. The effective tax rate has decreased due to more favorable earnings mix in lower-taxed jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S.$3.2 million, or 8.4% of net sales, for the three months ended June 30, 2001 from U.S. $6.4 million, or 15.1% of net sales, for the three months ended June 30, 2000.

Results of Operations for the Six Months Ended June 30, 2001 and 2000

      Net Sales

      Net sales increased by 5.3% to U.S. $87.0 million for the six months ended June 30 2001 from U.S. $82.6 million for the six months ended June 30, 2000. Price changes did not have a significant impact on net sales; however, our sales were negatively impacted by changes in currency exchange rates of U.S. $3.4 million, primarily with respect to the Euro and Japanese Yen, as compared to the six months ended June 30, 2000.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 3.2% to U.S. $31.0 million for the six months ended June 30, 2001 from U.S. $32.0 million for the six months ended June 30, 2000. This relatively small decrease is the result of increased sales of our in-situ products in the first quarter of 2001 offset by decreased sales of our ultra clean products in the first half of 2001 and decreased sales of our in-situ products in the second quarter of 2001.

      General Vacuum Instrumentation Segment. Net sales increased by U.S. $5.4 million to U.S. $56.0 million for the six months ended June 30, 2001 from U.S. $50.6 million for the six months ended June 30, 2000. The increase resulted from a combination of increased demand for our leak detection products from our refrigeration, air-conditioning, automotive and semiconductor customers, stronger demand for our vacuum control products from semiconductor equipment manufacturers in Japan and was offset by reduced demand for our vacuum control products from optical storage, data storage and flat panel display customers.

      Gross Profit

      Gross profit was constant at U.S. $41.9 million or 48.1% of net sales for the six months ended June 30, 2001 from U.S. $41.9 million or 50.7% of net sales for the six months ended June 30, 2000. The decrease in gross profit margins was mostly caused by a shift towards lower margin products and lower utilization of manufacturing capacity.

      Research and Development

      Research and development costs increased by 12.6% to U.S. $6.1 million, or 7.0% of net sales, for the six months ended June 30, 2001 from U.S. $5.4 million, or 6.5% of net sales for the six months ended June 30, 2000. This increase was caused by increased compensation and project expense and is in line with our plan to continue our investment in technology development and engineering.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 23.6% to U.S.$23.2 million, or 26.6% of net sales, for the six months ended June 30, 2001 from U.S.$18.7 million, or 22.7% of net sales, for the six months ended June 30, 2000. This increase is primarily due to higher compensation expense for increased headcount, and expenses related to being a public company for the six months ended June 30, 2001 coupled with bonus, commission, and travel expenses incurred during the three months ended March 31, 2001. (This additional expense, related to being a public company, has been offset by a reduction in other expense/income explained below). Furthermore we incurred lower expenses in the second quarter of 2001 compared to the first quarter due to the introduction of several of cost-reduction measures. These actions resulted in savings of travel related expense , outside services, bonus and commission expense and vacation accrual expense

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S. $12.7 million or 14.5% of net sales for the six months ended June 30, 2001 from U.S. $17.8 million or 21.5% of net sales for the six months ended June 30, 2000.

      Other Expense/Income

      Other income was U.S. $0.4 million, or .4% of net sales, for the six months ended June 30, 2001 from other expense of U.S. $1.3 million, or 1.6% of net sales, for the six months ended June 30, 2000. This reduction in expense primarily relates to the elimination of a management fee of U.S. $0.7 million charged by Unaxis in 2000.

      Provision for Income Taxes

      Provision for income taxes decreased to U.S.$3.4 million, or 25.6% of income before income taxes for the six months ended June 30, 2001 from U.S.$4.1 million, or 25.3% of income before taxes, for the six months ended June 30, 2000. This decrease resulted from a decrease in taxable income and was partially offset by the change in the effective tax rate. The effective tax rate has increased due to a less favorable earnings mix in higher-taxed jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S. $9.8 million, or 11.3% of net sales for the six months ended June 30, 2001 from U.S. $12.1 million, or 14.7% of net sales, for the six months ended June 30, 2000.

Liquidity and Capital Resources

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by operating activities was U.S.$8.1 million and U.S.$6.6 million for the six months ended June 30, 2001 and 2000, respectively. In 2001, cash provided by operating activities of U.S.$8.1 million consisted of net income of U.S.$9.8 million, depreciation and amortization of U.S.$1.4 million and a net increase in operating assets and liabilities of U.S.$3.2 million. In 2000, cash used by operating activities of U.S.$6.6 million consisted of net income of U.S.$12.1 million, depreciation and amortization of U.S.$1.2 million and a net increase in working capital of U.S.$6.7 million.

      Working capital was U.S.$56.6 million as of June 30, 2001, compared to U.S.$53.6 million as of December 31, 2000. The increase was due to a decrease in accounts payable-affiliate of U.S. $16.8 million. This change was offset by a decrease in cash of U.S. $1.6 million, foreign currency adjustments totaling U.S.$7.4 million, an increase in accrued liabilities of U.S. $3.4 million and other changes in operating assets and liabilities totaling $1.4 million.


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

      Cash used in investing activities was U.S.$1.9 million and U.S.$1.1 million for the six months ended June 30, 2001 and 2000, respectively, primarily for the purchase of property and equipment in each period. Cash used in financing activities was U.S.$(6.0) million and U.S.$(5.2) million for the six months ended June 30, 2001 and 2000, respectively. In the six months ended June 30, 2001 and 2000, we repaid a portion of the payable, to our affiliate, of U.S.$6.7 million and U.S. $5.2 million, respectively.

      We currently rely on a credit facility for up to U.S.$30 million by Credit Suisse and relied on loans provided by Unaxis during 2000. The funds are borrowed and repaid throughout the year, as cash flow is available. The interest charged by Credit Suisse is currently LIBOR + 1.25% p.a. for fixed advances. The interest charged by Unaxis on the loans provided was 7% of the outstanding balance..

      We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our line of credit, will continue to be sufficient to satisfy our working capital and capital expenditure requirements. Capital expenditures will be higher in 2001 than in 2000 because we expect to invest approximately U.S.$ 4.0 million for building infrastructure changes and leasehold improvements for our manufacturing facility in Cologne, Germany and for the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are secured by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien, on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters will be released to the extent that it is necessary for us or any other lender to realize a security in the shares. Under U.S. GAAP, the balances of the loans payable to us are offset against the value of the shares on our balance sheet. During the quarter ended June 30, 2001, we have received approximately $.7 million in payments against the outstanding loans.

Quantitative and Qualitative Disclosure of Market Risk

In the six months June 30, 2001, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2000.

Submission of Matters to a Vote of Security Holders

We held our first Annual Meeting of Stockholders as a listed company on Wednesday, May 9th, 2001 to vote on 5 proposals.

      1. The INFICON Board of Directors proposed the approval of the Annual Report, the Annual Financial Statements of individual accounts of INFICON Holding AG and the Consolidated Financial Statements were approved. This proposal was submitted to our stockholders and was approved by a vote of 939,501 in favor, 50 against and 21 abstentions.

      2. The INFICON Board of Directors proposed that the net loss for the unconsolidated accounts of INFICON Holding AG in the amount of CHF 58'000 is carried forward. This proposal was submitted to our stockholders and was approved by a vote of 939,444 in favor, 112 against and 16 abstentions.

      3. The INFICON Board of Directors requested the members of the Board of Directors be granted discharge for their activity during the fiscal year 2000. This request was submitted to our stockholders and was approved by a vote of 939,071 in favor, 122 against and 379 abstentions.

      4. The INFICON Board of Directors proposed the election of Dr. Thomas Staehelin as a new member of the INFICON Board of Directors for a term of three years. This proposal was submitted to our stockholders and was approved by a vote of 939,543 in favor, 10 against and 19 abstentions. The continuing directors are James Brissenden, Paul Choffat (Chairman), John Grad (Vice-Chairman), Kurt Mueck, Karsten Ottenberg and Paul Otth.

      5. The INFICON Board of Directors proposed the appointment of Ernst & Young as independent auditors and Group auditors for one year. This proposal was submitted to our stockholders and was approved by a vote of 939,543 in favor, 10 against and 19 abstentions.

Enclosure : -Press Release dated July 31, 2001 regarding disclosure of shareholdings pursuant to Article 20 of the Swiss Stock Exchange Act of 1998.


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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INFICON Holding AG

Date: August 9, 2001                  By:  /s/ Peter Maier
                                       --------------------
                                       Name: Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer


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

Enclosure

[INFICON LOGO]

Disclosure of Equity Participations pursuant to the Swiss Stock Exchange Act

Zurich, July 31, 2001. According to a notification by FMR Corp, Boston/USA, the parent company of Fidelity Management & Research Company, dated June 20, 2001, the equity participation of FMR Corp in INFICON Holding AG is now 134034 shares with a par value of CHF 10 each, representing 5.79% of the voting rights in INFICON Holding AG.

July 31, 2001                           INFICON Holding AG

For further information

Peter G. Maier, CFO INFICON Holding AG

Tel +1 315 434 1100


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